

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 30, 2016

<u>Via E-Mail</u>
Mr. Craig A. Rogerson
Chairman, President, and Chief Executive Officer
Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

> **Re: Chemtura Corporation**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed November 4, 2016**
> **File No. 1-15339**

Dear Mr. Rogerson:

We have reviewed the filing and have the following comments. In some of our comments we may ask you to provide information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Regulatory Clearances and Approvals Required for the Merger, pages 5 and 79</u>

1. As appropriate, please update the status of required regulatory clearances and approvals.

<u>Summary of Financial Analyses, page 59</u>

2. Please explain the meaning of the following terms:

- OPEB liability ,
- NTM,

- CAPM, and
- LTM

Certain Financial Projections, page 67

3. Notwithstanding the disclaimer on page 70 that "[ne]ither Chemtura nor any of its affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Pre-Risk Adjusted Long Range Forecast and the Risk Adjusted Long Range Forecast," we remind that you are responsible for the information included in the proxy statement, which includes consideration of whether additional disclosure of material information about the financial projections is required to make the statements included in the proxy statement not misleading. Please revise.

Explanatory Note Regarding the Merger Agreement, page 81

4. Notwithstanding the inclusion of disclaimers, you are responsible for considering whether additional disclosure of material information about material contractual provisions of the merger agreement are required in order to make the statements included in the proxy statement not misleading. Please revise to acknowledge that, if specific material facts exist that contradict the representations, warranties, or covenants contained in the merger agreement, you have provided current and corrective disclosure. Additionally, please address the following matters in your revised proxy statement:

- [t]he statement that the merger agreement and the related summary should not be relied upon as disclosures regarding any facts and circumstances relating to Chemtura or any of its subsidiaries or affiliates suggests that the merger agreement does not constitute public disclosure under the federal securities laws. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States.

- [t]he statement that the representations, warranties, and covenants contained in the merger agreement were made only for purposes of the merger agreement and were made solely for the benefit of the parties to the merger agreement suggests that the merger agreement does not constitute public disclosure under the federal securities laws of the United States. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

- [w]here you state that information concerning the subject matter of the representations, warranties, and covenants contained in the merger agreement may change after the date of the merger agreement and subsequent information may or may not be fully reflected in Chemtura's public disclosures, please clarify that Chemtura's public disclosures will include any material information necessary to provide Chemtura's stockholders a materially complete understanding of the merger agreement disclosures.

Other

5. Please include a form of proxy when you file a revised preliminary proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Via E-Mail
        John A. Bick, Esq.
        William H. Aaronson, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, NY 10017